The Fund adjusts the classification of distributions to shareholders to reflect the differences between financial statement amounts and distributions determined in accordance with income tax regulations. Accordingly, during the year ended September 30, 2000, amounts have been reclassified to reflect an increase in paid-in capital of $286,928,486, an increase in overdistributed net investment income of $18,502,037, and a decrease in accumulated net realized gain on investments of $268,426,449. This reclassification includes $278,221,069 distributed in connection with Fund share redemptions which increased paid-in capital and reduced accumulated net realized gain. Net assets of the Fund were unaffected by the reclassifications.